EXHIBIT T3A-1

CERTIFICATE OF FORMATION

OF

ELK HORN COAL, LLC

The undersigned, an authorized natural person, for the purpose of forming a limited liability company, under the provisions and subject to the requirements of the State of Delaware (particularly Chapter 18, Title 6 of the Delaware Code and the acts amendatory thereof and supplemental thereto, and known, identified, and referred to as the “Delaware Limited Liability Company Act”), hereby certifies that:

FIRST: The name of the limited liability company (hereinafter called the “limited liability company”) is:

Elk Horn Coal, LLC

SECOND: The address of the registered office and the name and the address of the registered agent of the limited liability company required to be maintained by Section 18-104(a) of the Delaware Limited Liability Company Act are The Corporation Trust Company, 1209 Orange Street, Wilmington, DE 19801, County of New Castle.

/s/ SHAUN SUSAN FLEMING
Shaun Susan Fleming, Authorized Person